U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No.  12 )

                        STANDARD ENERGY CORPORATION
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities

                                853373 10 8
                              (CUSIP Number)


                         Dean W. Rowell, President
                        Standard Energy Corporation
               363 Bearcat Drive, Salt Lake City, Utah 84115
                          (801) 364-9000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)


                             June 17, 1992
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:   Dean W. Rowell
          Trachyte Oil Company

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  (X)            (b)  ( )

(3) SEC USE ONLY

(4) SOURCE OF FUNDS

     00

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     N/A

(6) CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S. Citizen, State of Utah


                         (7)  SOLE VOTING POWER
     NUMBER OF                   37,538,743      (i)
     SHARES
     BENEFICIALLY        (8)  SHARED VOTING POWER
     OWNED BY                    15,000,000      (i)
     EACH
     REPORTING           (9)  SOLE DISPOSITIVE POWER
     PERSON                      37,538,743      (i)
     WITH
     EACH                (10) SHARES DISPOSITIVE POWER
                                 15,000,000      (i)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,538,743       (i)
____________
(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (  )

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(14) TYPE OF REPORTING PERSON

     IN, CO

ITEM 1

Security and Issuer

Standard Energy Corporation - common stock

Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115

ITEM 2

Identity and Background

Filers:   Dean W. Rowell, U.S. Citizen
          Trachyte Oil Company, a Utah corporation

Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115

The above stated filers are all in the principal business and historically have been in the acquisition of unproven oil and gas leaseholds, primarily with the intent of reselling such leaseholds to third parties.

ITEM 3

Source and Amount of Funds or Other Consideration

N/A

ITEM 4

Purpose of Transaction

Technical Control of Trachyte Oil was transferred to Mr. Rowell through a verbal agreement and upon payment of a note due to a 3rd party. With this event the 3rd party received 15,000,000 shares of common stock, but further agreed that Dean Rowell would reacquire the shares within the first six month period after the issuance and Mr. Rowell would continue to maintain beneficial rights to the entire 15,000,000 shares until it was reacquired by Mr. Rowell.









Based on Standard Energy's continued cash flow short-fall, Trachyte Oil agreed to sell to Standard Energy a "net royalty" interest in a producing federal lease U-57469 covering the Deadman Canyon Oil field in exchange for 40,000,000 shares of Standard's authorized but unissued shares of common stock. The exchange with Tachyte was based on $0.0174 per share, which price was approximately 50% of the Standard Energy's common stock public bid price of $0.04 per share on February 18, 1992. The leasehold interest was expected to generate royalty income of approximately $4,000 per month for approximatley 10 years, based upon crude prices of $22 per barrel in 1992. The Deadman Canyon Oil Field is located in section 20, T 37 S, R 24 E, San Juna County, Utah. The net royalty decimal percentage transferred to Standard Energy by Trachyte was 4.123% of the gross production. The estiamted proeprty value was based on ten times the net cash flow of $69,608 for the 12 month period ending January 31, 1992, or a total purchase price of $696,000, which amount is approximately 1/3 of the 20 year engineered value of the recoverable oil and gas from the property. This valuation procedure for a "net royalty" interest is a common practice in the domestic oil industry.

The purpose of this transaction is to facilitate the Acquisition of 1,083,334 shares for the settlement of additional corporate compensation due through March 31, 1992.

ITEM 5

Interest in Securities of the Issuer

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

ITEM 6

Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Other than verbal agreements, to the best of the filers knowledge there are no contracts, arrangements, understandings (legal or otherwise), Dean W. Rowell is the beneficial owner of all shares at all times of all the affiliates.











ITEM 7

Material to Be Filed as Exhibits

     None

                              SIGNATURES

     Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:    April 13, 2000
                              TRACHYTE OIL COMPANY
                              DEAN W. ROWELL





                              By:
                                 Dean W. Rowell, an individual
                                 and representative for all
                                 filers